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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB Number: 3235-0058 Expires: August 31, 2016 Estimated average burden hours per response 2.50
FORM 12b-25	SEC FILE NUMBER 001-31314
NOTIFICATION OF LATE FILING	CUSIP NUMBER 007865108

(Check One):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: January 30, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read instructions (on back page) before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I. REGISTRANT INFORMATION

AÉROPOSTALE, INC.
Full Name of Registrant

N/A
Former Name if Applicable

112 West 34th Street, 22nd floor
Address of Principal Executive Office (Street and Number)

New York, NY 10120
City, State and Zip Code

PART II. RULE 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒
(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Aéropostale, Inc. (the “Company”) has determined that it is unable to file its Annual Report on Form 10-K for the year ended January 30, 2016 within the prescribed time period without unreasonable effort or expense for the reasons described below.
As previously disclosed, the Company has been exploring its strategic and financial alternatives with its advisors, including a potential sale or restructuring of the Company. In addition, the Company continues to be in a dispute with a vendor, MGF Sourcing US, LLC, an affiliate of Sycamore Partners, who the Company believes is in violation of a sourcing agreement. This violation is causing a disruption in the supply of some merchandise, which if unresolved, could result in further liquidity constraints on the Company.
Due to the considerable time and attention management is devoting to evaluating the implications of these matters, addressing concerns regarding its business operations and the continuing consideration of strategic and financial alternatives, the Company has been unable to complete the preparation of its Annual Report on Form 10-K within its normal review cycle.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This Form 12b-25 filing includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this filing that address activities, events or developments that the Company expects, believes, targets or anticipates will or may occur in the future are forward-looking statements. The Company’s actual results may differ materially from those anticipated in these forward-looking statements as a result of certain risks and other factors which could include the following: uncertainty associated with being able to identify, evaluate and complete any strategic or financial alternative as well as the Company’s ability to implement and realize any anticipated benefits associated with any alternative that may be pursued; the terms, timing and execution of any transaction or restructuring resulting from the Company’s review of strategic alternatives; risks associated with the impact of the failure of a key vendor to deliver merchandise in accordance with our contemplated arrangement or to obtain alternative sourcing in a timely manner; risks associated with any default under our debt agreements; risks associated with our ability to make payments on and to repay or refinance our debt or generate sufficient cash; risks associated with the inability to access sufficient liquidity; the completion and filing of the Annual Report on Form 10-K; as well as other risk factors set forth in the Company’s Form 10-K and Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission. The Company therefore cautions readers against relying on these forward-looking statements. All forward-looking statements attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements. All such statements speak only as of the date made, and, except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV. OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Marc G. Schuback	(646)	452-1851
(Name)	(Area code)	(Telephone number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).    ☒   Yes  ☐   No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☒   Yes    ☐   No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following consolidated statements of operations and selected store data for the 52 weeks ended January 30, 2016 and January 31, 2015 set forth below are preliminary estimates as of the date of this Form 12b-25, unaudited, and have not been reviewed by the Company’s independent auditor.

AÉROPOSTALE, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
SELECTED STORE DATA
(In thousands, except per share and store data)
(Unaudited)

	52 weeks ended
	January 30, 2016		January 31, 2015
		% of sales		% of sales
Net sales	$1,506,867	100.0%	$1,838,663	100.0%
Cost of sales (including certain buying, occupancy and warehousing expenses) (1)	1,213,865	80.6%	1,502,225	81.7%
Gross profit	293,002	19.4%	336,438	18.3%
Selling, general and administrative expenses (2)	419,312	27.8%	508,611	27.7%
Restructuring (benefit) charges	(6,100)	(0.4)%	40,356	2.2%
Intangible asset impairment	—	—	5,100	3%
Reversal of contingent consideration	(800)	(0.1)%	(4,491)	(3)%
Loss from operations	(119,410)	(7.9)%	(213,138)	(11.6)%
Interest expense	12,920	1.0%	8,783	0.5%
Loss before income taxes	(132,330)	(8.9)%	(221,921)	(12.1)%
Income tax expense (benefit) (3)	4,613	0.2%	(15,463)	(0.9)%
Net loss	$(136,943)	(9.1)%	$(206,458)	(11.2)%
Basic loss per share	$(1.72)		$(2.62)
Diluted loss per share	$(1.72)		$(2.62)

Weighted average basic shares	79,610		78,862
Weighted average diluted shares	79,610		78,862

STORE DATA:
Comparable sales change (including e-commerce channel)	(8.6)%		(11.1)%
Average square footage during period	3,219,594		3,998,986

(1) Cost of sales for fiscal 2015 was unfavorably impacted by asset impairment charges of $11.1 million ($11.1 million after tax, or $0.14 per diluted share) and store closing costs of $4.6 million ($4.6 million after tax, or $0.06 per diluted share). Cost of sales for fiscal 2014 was unfavorably impacted by asset impairment charges of $46.7 million ($41.9 million after tax, or $0.53 per diluted share) and net lease costs for closed stores of $4.6 million ($4.0 million after tax, or $0.05 per diluted share).

(2) Selling, general and administrative expenses for fiscal 2015 were unfavorably impacted by other costs of $3.9 million ($3.9 million after tax, or $0.05 per diluted share) which included the reversal of the CEO's stock options, severance costs, consulting costs and a retirement plan settlement adjustment. Selling, general and administrative expenses for fiscal 2014 were unfavorably impacted by consulting fees of $5.5 million ($5.0 million after tax, or $0.06 per diluted share) and other costs of $2.0 million ($1.6 million after tax, or $0.02), which included net severance costs.

(3) Income tax benefit for fiscal 2014 was unfavorably impacted by the establishment of reserves against net deferred tax assets of $3.4 million after tax, or $0.04 per diluted share.

Aéropostale, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 15, 2016	By:	/s/ David J. Dick
Name: David J. Dick Title: Senior Vice President - Chief Financial Officer